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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 2)*




             Westwood Homestead Financial Corporation
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          961767 10 0
                      --------------------
                         (CUSIP Number)



                              N/A
    -------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 10 pages
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CUSIP No. 961767 10 0              13G         Page 2 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Westwood Homestead Financial Corporation
     Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     31-1463057

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER           274,820

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:     274,820

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       274,820

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   11.8%

12.  TYPE OF REPORTING PERSON:   EP
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CUSIP No. 961767 10 0              13G         Page 3 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     John B. Bennet, Sr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            25,417

6.   SHARED VOTING POWER         244,008

7.   SOLE DISPOSITIVE POWER:      25,417

8.   SHARED DISPOSITIVE POWER:   252,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     277,803

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   11.9%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 4 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Robert H. Bockhorst

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            28,217

6.   SHARED VOTING POWER         244,008

7.   SOLE DISPOSITIVE POWER:      28,217

8.   SHARED DISPOSITIVE POWER:   252,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     280,603

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   12.0%

12.  TYPE OF REPORTING PERSON:  IN
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CUSIP No. 961767 10 0              13G         Page 5 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Carl H. Heimerdinger

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            32,717

6.   SHARED VOTING POWER         244,008

7.   SOLE DISPOSITIVE POWER:      32,717

8.   SHARED DISPOSITIVE POWER:   252,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     285,103

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   12.2%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 6 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Roger M. Higley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            33,172

6.   SHARED VOTING POWER         244,008

7.   SOLE DISPOSITIVE POWER:      33,172

8.   SHARED DISPOSITIVE POWER:   252,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     285,558

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   12.3%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 7 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Mary Ann Jacobs

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            31,117

6.   SHARED VOTING POWER         244,008

7.   SOLE DISPOSITIVE POWER:      31,117

8.   SHARED DISPOSITIVE POWER:   252,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     283,503

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   12.2%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 8 of 10 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Westwood Homestead Financial Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           3002 Harrison Avenue
           Cincinnati, Ohio  45211-5789

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Westwood Homestead Financial Corporation Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: John
B. Bennet, Sr., Robert H. Bockhorst, Carl H. Heimerdinger, Roger
M. Higley and Mary Ann Jacobs.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
           OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
           A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i) and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.
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                                               Page 9 of 10 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual
capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
participant  in any transaction having that purpose or effect.
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                                              Page 10 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWOOD HOMESTEAD FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

   /s/ John B. Bennet                           January 27, 1999
   -------------------------------              ----------------
   John B. Bennet, Sr., as Trustee              Date


   /s/ Robert H. Bockhorst                      January 27, 1999
   -------------------------------              ----------------
   Robert H. Bockhorst, as Trustee              Date


   /s/ Carl H. Heimerdinger                     January 27, 1999
   -------------------------------              ----------------
   Carl H. Heimerdinger, as Trustee             Date


   /s/ Roger M Higley                           January 27, 1999
   -------------------------------              ----------------
   Roger M. Higley, as Trustee                  Date


   /s/ Mary Ann Jacobs                          January 27, 1999
   -------------------------------              ----------------
   Mary Ann Jacobs, as Trustee                  Date


/s/ John B. Bennet                              January 27, 1999
--------------------------------------          ----------------
John B. Bennet, Sr., as an Individual           Date
   Stockholder


/s/ Robert H. Bockhorst                         January 27, 1999
--------------------------------------          ----------------
Robert H. Bockhorst, as an Individual           Date
   Stockholder


/s/ Carl H. Heimerdinger                        January 27, 1999
--------------------------------------          ----------------
Carl H. Heimerdinger, as an Individual          Date
   Stockholder

/s/ Roger M Higley                              January 27, 1999
--------------------------------------          ----------------
Roger M. Higley, as an Individual               Date
   Stockholder

/s/ Mary Ann Jacobs                             January 27, 1999
--------------------------------------          ----------------
Mary Ann Jacobs, as an Individual               Date
   Stockholder